

Alysa Binder

Co-Founder & Chief Business Development Officer

Delray Beach, Florida

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The New Pet Airways®, Inc.

Illinois State University

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500+ connections

We are about to relaunch the Pet Airways' Pet-Only Service where pets fly in the main cabin, NOT in cargo. IF YOU WOULD LIKE TO INVEST OR LEARN MORE ABOUT INVESTING IN PET AIRWAYS, PLEASE CONTACT ME AT ABINDER@PETAIRWAYS.COM Pet Airways is dedicated to a pet-friendly, s...

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Experience

Co-Founder & Chief Business Development Officer
The New Pet Airways®, Inc.
2017 – Present • 1 yr

The New Pet Airways® is a pet-only airline where pets fly in the main cabin, NOT in cargo.

Pet Airways is dedicated to a pet-friendly, safe and comfortable air travel experience for pets. Our pawsengers® fly in the climate-controlled main cabins of our airplanes, under the supervision of our On-Board Pet Attendants.

As Co-Founder, my first priority is to raise the capital required to re-launch our Pet-Only Service after which I will take on the role of implementing our marketing strategy.

President
Interlink Recruiting and Consulting, Inc.
1995 – Present • 23 yrs

Interlink Recruiting and Consulting is a boutique recruiting and consulting firm specializing in Technology companies.

We have specific expertise in Marketing, Business Development, Product Marketing, and Project Management. We also place CFOs, Controllers, Customer Service executives and other disciplines on an "as requested" basis.